Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



================================================================================

                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]
                                    CARNIVAL
                                   CORPORATION
                              SALOMON SMITH BARNEY
                               LEISURE CONFERENCE
                                FEBRUARY 19, 2003

================================================================================

                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

================================================================================

                        THE NEW CARNIVAL CORPORAITON ...
                        A POWERFUL GLOBAL LEISURE COMPANY

================================================================================

THE NEW CARNIVAL CORPORATION
================================================================================

     o   Combination of Carnival/P&O Princess creates global leisure powerhouse

     o   Largest cruise company in North America, UK & Europe

     o   Strongest brand awareness in North America, UK & Europe

     o Targeted capacity additions spread over eight brands to drive earnings growth

     o   Strong operating cash flow and balance sheet to fund growth initiative

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                                        2

THE NEW CARNIVAL CORPORATION
================================================================================

                               STRATEGIC RATIONALE
                               -------------------

     o Creates the leading global cruise vacation company in the fastest growing area of the vacation market

     o Accelerates CCL's expansion outside of North America with highly-complementary, well-recognized brands

     o Allows access to two of the world's largest equity markets and expected to be the only company in both the FTSE 100 and S&P 500

     o All stock, no cash transaction - preserves strong balance sheet and credit rating

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                                        3

THE NEW CARNIVAL CORPORATION
================================================================================

A GLOBAL, DIVERSIFIED LEISURE COMPANY

                                                             NEW CARNIVAL
                                  CCL             POC         CORPORATION
                                  ---             ---         -----------

Revenue ($m) (1)                $4,368          $2,613          $6,981

EBITDA ($m) (1)                 $1,424          $  586          $2,010

Passengers carried (m) (1)         3.6             1.1             4.7

Fleet Size (ships) (2)              45              20              65
Ships on Order                      13               5              18

Berths (000s) (2)                 67.3             32.7          100.0
Berths on Order (000s)            30.6             11.7           42.3


Source:  Company accounts and filings
(1)  Fiscal year 2002

(2) For POC fleet size and berths it includes the former Renaissance vessels, R3 and R4, acquired in August 2002, excludes the Victoria and Pacific Princess (announced withdrawals) and river boats

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                                        4

THE NEW CARNIVAL CORPORATION
================================================================================

                                KEY TERMS OF DLC PROPOSAL

STRUCTURE         o     Dual listed company structure and Partial Share Exchange
                        offer


                  o     Carnival 74%
PARTIAL SHARE
  OFFER           o     P&O Princess 26%

                  o Based on a share exchange ratio of 1 POC Ordinary Share = 0.3004 CCL shares


PARTIAL SHARE     o     DLC Structure includes a Partial Share offer by which
  OFFER                 POC shareholders can exchange POC Shares for CCL
                        shares (maximum of 20% of POC's issued share capital)


TIMETABLE         o     Closing estimated in April
                        Contingent upon CCL & POC Shareholder votes

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                                        5

THE NEW CARNIVAL CORPORATION
================================================================================

P&O PRINCESS                                              CARNIVAL
SHAREHOLDERS                                            SHAREHOLDERS
------------                                            ------------

P&O Princess                                                    Carnival
  Shares                                                        Shares (2)


             <----------->      EQUALISATION AND   <----------->
                              GOVERNANCE AGREEMENT

P&O PRINCESS                                              CARNIVAL
------------                                              --------
                             CROSS SHAREHOLDING (1)
                      <-----------------------------------


P&O PRINCESS                                              CARNIVAL
  ASSETS                                                    ASSETS
  ------                                                    ------



(1) Represents CCL holding in POC arm of DLC of up to 20%, dependent on take up of Partial Share Offer
(2)  Does not reflect Shareholder voting mechanism

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

THE NEW CARNIVAL CORPORATION
================================================================================

                             DLC STRUCTURAL BENEFITS
                             -----------------------

     o Economic interests of CCL and POC are aligned - will be managed as a single economic enterprise

     o CCL will be the 120th largest company in the S&P 500 with a market capitalization of $13.6 billion (1)

     o POC will be the 63rd largest company in the FTSE 100 with a market capitalization of (pounds) 2.7 billion (1)

     o All stock, no cash transaction - preserves strong balance sheet and credit rating

     o   Avoids Carnival stock flowback issues

(1)  Source: Bloomberg. Based on the market capitalization as of 14 February
     2003

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                                        7

THE NEW CARNIVAL CORPORATION
================================================================================

                              BOARD AND MANAGEMENT
                              --------------------

     o   CCL and POC to have identical boards
         >   Representatives from both CCL and POC will join new boards
         >   Boards structured to meet UK and new US requirements for
             independent board members

     o   Identical management team for both sides of DLC

     o   CCL and POC senior management expected to continue
         >   Peter Ratcliffe to continue to manage POC's operations

     o   Corporate headquarters for group to be in Miami
         >   Small corporate office in the UK

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                                        8

THE NEW CARNIVAL CORPORATION
================================================================================

                              SIMPLIFIED REPORTING
                              --------------------

     o DLC to report in both US and UK denominated in US$ for combined business

     o   DLC to report in US GAAP

     o One combined annual report will comply with UKLA listing rules and US disclosure requirements

     o   One POC Share to equal one CCL share

     o   One common divident

     o   POC to change financial year end to 30 November

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

THE NEW CARNIVAL CORPORATION
================================================================================

                         ENHANCED GLOBAL DIVERSIFICATION
                         -------------------------------

[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]


        CCL BERTH DAYS TODAY                    CCL/POC BERTH DAYS IN 2005 (1)
        --------------------                    ------------------------------

        Germany                 1%              Australia               1%
        United Kingdom          2%              Germany                 6%
        Southern Europe        15%              United Kingdom         10%
        North America          82%              Southern Europe        13%
                                                North America          70%

Source:  POC Company websites
(1) Based on anticipated CCL/POC available berth days. 50% of Cunard berths allocated to the UK, includes riverboats

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                                       10

THE NEW CARNIVAL CORPORATION
================================================================================

                         STATE-OF-THE-ART COMBINED FLEET
                         -------------------------------

     o   Combination of modern fleets

         > Addition of POC fleet with average age of 6.0 years reduces average from 8.3 to 7.5 years

     o   Introduction of new state-of-the-art ships

         >   Increased ratio of balcony cabins on a new ships maximizes yields

         >   Combined, the CCL/POC fleet has approximately 28% balcony cabins
             (1)

     o   Greater number of berths per ship maximizes operating efficiencies

         > Average of 1,505 berths per ship by end of November 2002 expected to increase to 1,683 by 2005 (2)



(1)  Company estimates
(2)  Excludes POC River Boats

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                                       11

THE NEW CARNIVAL CORPORATION
================================================================================

                              DELIVERABLE SYNERGIES
                              ---------------------

     o CCL estimates synergies of at least $100 million on an annual basis commencing in first full financial year (2004) following transaction

     o Savings realized principally through the application of best practices, particularly

         >   Procurement

         >   Contractual savings

         >   Rationalization of certain operations

         >   Technology

         >   Elimination of redundant costs

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

THE NEW CARNIVAL CORPORATION
================================================================================

                   STRONG BALANCE SHEET TO DRIVE FUTURE GROWTH
                   -------------------------------------------

[GRAPHIC OMITTED]

         RATING (1)

         A2
                        CCL today
                        ---------
         A3

         Baa1                                   POC pre-20 Nov
                                                --------------
         Baa2

         Baa3                                   POC today
                Investment Grade                ---------
         ------------------------------------------------------------
                Non-Investment Grade
         Ba1

         Ba2

                                        CCL (2)                 POC (2)
                                        -------                 -------

         Net Debt / EBITDA (LTM)          1.7x                    4.2x
         ----------------------------------------------------------------
         Net Debt / Net Book Cap         25.2%                   46.8%
         ----------------------------------------------------------------
         Debt Ratings (S&P/Moody's)      A/A2                   BBB/Baa3
         ----------------------------------------------------------------
         Liquidity ($m) (3)             $2,201                  $1,802
         ----------------------------------------------------------------



(1)  Credit ratings as per Moody's Investors Service
(2)  As of November 2002 for CCL and December 2002 for POC
(3)  Liquidity calculated as cash plus committed undrawn facilities

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

================================================================================


                                 MARKET STRATEGY


================================================================================

THE NEW CARNIVAL CORPORATION
================================================================================

                           FOUR PRIMARY CRUISE REGIONS
                           ---------------------------

     o North America, U.K., Germany and Southern Europe account for 85% of global cruise passengers

[GRAPHIC OMITTED]

                                        CRUISE PASSENGERS
                                           IN MILLIONS
                                           -----------

         NORTH AMERICA                          6.9

         U.K.                                   0.8

         SOUTHERN EUROPE                        0.7

         GERMANY                                0.4


Source:  GP Wild data for 2001

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

THE NEW CARNIVAL CORPORATION
================================================================================

                 WIDE PORTFOLIO OF HIGHLY COMPLEMENTARY BRANDS
                 ---------------------------------------------

     o   POC's brands complement CCL's - by geography & product offering

[GRAPHIC OMITTED]

NORTH AMERICA                  UNITED KINGDOM          GERMANY
-------------                  --------------          -------

Carnival Cruise Lines          P&O Cruises             AIDA Cruises

Princess                       Cunard                  Arosa

Holland America                Ocean Village           S. EUROPE
                                                       ---------
Windstar Cruises               Swan Hellenic
                                                       Costa
Seabourn
                                                                     AUSTRALIA
                                                                     ---------

                                                                     P&O Cruises

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

THE NEW CARNIVAL CORPORATION
================================================================================

                              HIGH BRAND AWARENESS
                              --------------------

     o New Carnival brands enjoy the highest levels of unaided brand awareness among North American and UK cruise operators ...

[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

         NORTH AMERICA (1)                              UNITED KINGDOM (2)
         -----------------                              ------------------

Carnival                52%                     P&O Cruises             63%

Princess                38%                     Cunard                  29%

RCI                     23%                     Thomson                 20%

NCL                     21%                     Airtours                20%

HAL                     15%                     Fred Olsen              19%



(1) Source: TRD Frameworks

(2) Source: P&O Princess Cruises plc shareholder circular dated February 5, 2002

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

THE NEW CARNIVAL CORPORATION
================================================================================

                          HIGH BRAND AWARENESS (CONT'D)
                          -----------------------------

     o   ... as well as among German and Italian cruise operators

[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

         GERMANY (1)                                    ITALY (2)
         -----------                                    ---------

Aida                    15.0%                   Costa                   21.9%

Deutschland             11.0%                   Festival                 0.4%

Europa                  10.0%                   Carnival                 0.3%

Berlin                  10.0%                   MSC                      0.2%

Astor                    5.0%

(1)  Source: P&O Princess Cruises plc shareholder circular dated February 5,
     2002

(2)  Source: Company data. Represents survey of tour operators

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

================================================================================


                               INDUSTRY OUTLOOK -
                              POSITIVE FUNDAMENTALS


================================================================================

CRUISING CONTINUES ITS STRONG GROWTH IN NORTH AMERICA
================================================================================

               GROWTH IN NORTH AMERICAN LEISURE VS. CRUISE TRAVEL
                                  (1997 - 2001)

[GRAPHIC OMITTED]

                  LEISURE TRAVEL GROWTH          1.8%

                  CRUISE TRAVEL GROWTH           8.3%


Source:  GP Wild & TIA

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

....AND IS SUPPORTED BY FAVORABLE DEMOGRAPHICS
================================================================================

                                        GROWTH OF NORTH AMERICAN POPULATION
2002 NORTH AMERICAN CRUISE                      BETWEEN AGE 45 AND 69
PASSENGER DEMOGRAPHICS (1)                         (MILLIONS) (2)
--------------------------              -----------------------------------

[GRAPHIC OMITTED]                       [GRAPHIC OMITTED]

72% of Cruise Market are age 40+        2000                    72mm

Age 25-40               28%             2010                    94mm

Age 40-59               42%                     31% Growth

Age 60+                 30%



(1)  Source:  GP Wild
(2)  Source:  The World Bank

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

CRUISE VACATIONERS HAVE HIGHEST LEVEL OF SATISFACTION
================================================================================

               SATISFACTION WITH VACATIONS TAKEN IN PAST 5 YEARS:
                        PERCENT "EXTREMELY SATISFIED" (1)
                        ---------------------------------

         CRUISE                                                 34%
         ----------------------------------------------------------
         VACATION HOUSE RENTAL                                  30%
         ----------------------------------------------------------
         VISIT TO FRIENDS/RELATIVES                             29%
         ----------------------------------------------------------
         PACKAGE TOUR                                           25%
         ----------------------------------------------------------
         RESORT VACATION                                        24%
         ----------------------------------------------------------
         LAND-BASED ESCORTED TOUR                               24%
         ----------------------------------------------------------
         TRIP USING INDIVIDUAL RESERVATIONS                     23%
         ----------------------------------------------------------
         VACATION AS PART OF A BUSINESS                         19%
         ----------------------------------------------------------



(1)  Source:  CLIA

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

CRUISING GROWTH IN EUROPE
================================================================================

CRUISING IS GROWING FASTER AS A VACATION ALTERNATIVE IN EUROPE
                                                     THAN IT IS IN NORTH AMERICA

[GRAPHIC OMITTED]

                        1997 PASSENGERS         2001 PASSENGERS         CAGR
                        ---------------         ---------------         ----
                           (000s)                    (000s)              (%)


         UK                   518                     769               10.3%

         GERMANY              284                     392                8.5%

         FRANCE, ITALY &
         SPAIN                205                     709               15.0%



(1)  Source:  GP Wild

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

EUROPEAN CRUISE PENETRATION
================================================================================

                   EUROPE UNDER-PENETRATED RELATIVE TO THE US
                   ------------------------------------------

[GRAPHIC OMITTED]

                                        CRUISE PASSENGERS AS % OF VACATIONERS
                                        -------------------------------------


         UK                                             1.5%

         GERMANY                                        0.5%

         FRANCE, ITALY & SPAIN                          1.6%

         US                                             3.0%


Source: PSA (for number of cruise passengers in 2001), Euromonitor (for number of outbound vacationers in 2001) and Company for US penetration percentage.

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

MORE ATTRACTIVE LIFESTYLE TRENDS IN EUROPE
================================================================================

                         AVERAGE DAYS SPENT ON VACATION
                         ------------------------------


[GRAPHIC OMITTED]

                                                DAYS
                                                ----

         U.S.                                    13

         U.K.                                    28

         GERMANY                                 35

         SOUTHERN EUROPE                         40


Source:  WTO

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

NEW CARNIVAL'S ORGANIC GROWTH WILL BE
                                                      PRIMARY DRIVER OF EARNINGS
================================================================================

               PROJECTED NEW CARNIVAL AND INDUSTRY CAPACITY GROWTH
                           (AVAILABLE BERTH DAYS) (1)
                           --------------------------

[GRAPHIC OMITTED]

                                        2003    2004    2005    2006
                                        ----    ----    ----    ----

         North America                  10.3%   12.7%   7.0%    3.6%

         UK/Europe                       7.9%    5.8%   2.7%    0.1%

         Industry Average                9.8%   10.5%   3.6%     --



Source:  Company estimates
(1)  Note:  Represents anticipated available berth days year-over-year growth for CCL & POC combined

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]


================================================================================


                         CRUISING - A RESILIENT INDUSTRY


================================================================================

REVIEW OF BUSINESS TRENDS IN 2002
================================================================================

     o   Events of 9/11/01 negatively impacted operating results

         > During two months following 9/11/01, booking levels were significantly down

         >   Similar experience to other operators in the vacation industry


     o   Recovery following initial downturn better than expected

         >   Booking levels strengthened significantly

         >   Pricing improved

         >   Results were better than expected by management

             -    EPS growth of 9.5% in 2002

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

2003 BOOKINGS UPDATE (1)
================================================================================

     o   Early bookings for 2003 were up compared to prior year

     o   Bookings have slowed since mid November

         >   Tough comparisons with post 9/11

         >   Adverse media attention

         >   Economy, geopolitical events

         >   Security alerts issued by various national governments

     o   Booking trend very close-in

     o   First quarter net yields expected to be flat

     o   Second quarter net yields may be down



(1)  2003 bookings data as of February 14, 2003

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

CARNIVAL HAS PROVED RESILIENT IN DIFFICULT ENVIRONMENTS
================================================================================

     o In 1991 during the Gulf War, CCL net yields were down 3.3% and Carnival grew its earnings 8%

     o   2002 Improvement in CCL Net Yields:


[GRAPHIC OMITTED]
                                        NET YIELD CHANGE (%)
                                        --------------------

         Q1                                     (7.5)
         Q2                                     (5.3)
         Q3                                     (0.8)
         Q4                                      2.6


     o Even in a very tough 2002, operating cashflow grew to $1.5 billion ($230 million more than previous best year)

     o We believe CCL is likely to outperform other travel/leisure companies in difficult environments

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

================================================================================


                          ATTRACTIVE VALUE OPPORTUNITY


================================================================================

CARNIVAL - ATTRACTIVE RELATIVE VALUATION
================================================================================

    CCL IS CURRENTLY TRADING AT A SIGNIFICANT DISCOUNT TO HISTORICAL AVERAGE

[GRAPHIC OMITTED]

                1991-2002 AVERAGE (1)           2002 P/E (1)    DISCOUNT %
                ---------------------           ------------    ----------

S&P 500                 24.3x                      28.1x           23.5%

CCL                     18.6x                      13.2x           53.0%



Source: Company filings/Datastream. Based on closing prices as of February 11, 2003
(1)   Represents trailling multiples

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]


================================================================================


                                   CONCLUSION


================================================================================

THE NEW CARNIVAL CORPORATION
================================================================================

     o   Combination of Carnival/P&O Princess creates global leisure  powerhouse

     o   Largest cruise company in North America, UK & Europe

     o   Strongest brand awareness in North America, UK & Europe

     o Targeted capacity additions spread over eight brands to drive earnings growth

     o   Strong operating cash flow and balance sheet to fund growth initiative

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]

FORWARD LOOKING STATEMENTS AND RESPONSIBILITY
================================================================================

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

CERTAIN STATEMENTS IN THIS PRESENTATION CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. CARNIVAL CORPORATION ("CCL") HAS TRIED, WHEREVER POSSIBLE, TO IDENTIFY SUCH STATEMENTS BY USING WORDS SUCH AS "ANTICIPATE," "ASSUME", "BELIEVE," "EXPECT," "FORECAST," "FUTURE," "INTEND," "PLAN" AND WORDS AND TERMS OF SIMILAR SUBSTANCE IN CONNECTION WITH ANY DISCUSSION OF FUTURE OPERATING OR FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS, INCLUDING THOSE WHICH MAY IMPACT THE FORECASTING OF CCL'S NET REVENUE YIELDS, BOOKING LEVELS, PRICING, OCCUPANCY OR BUSINESS PROSPECTS, INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE CCL'S ACTUAL RESULTS, PERFORMANCES OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: REGULATORY AND SHAREHOLDER APPROVALS OF THE DLC TRANSACTION; ACHIEVEMENT OF EXPECTED BENEFITS FROM THE DLC TRANSACTION; RISKS ASSOCIATED WITH THE COMBINATION OF CCL'S AND POC'S BUSINESSES BY MEANS OF THE DLC STRUCTURE; LIQUIDITY AND INDEX INCLUSION AS A RESULT OF THE IMPLEMENTATION OF THE DLC STRUCTURE, INCLUDING A POSSIBLE MANDATORY EXCHANGE; RISKS ASSOCIATED WITH THE UNCERTAINTY OF THE TAX STATUS OF THE DLC STRUCTURE; GENERAL ECONOMIC AND BUSINESS CONDITIONS WHICH MAY IMPACT LEVELS OF DISPOSABLE INCOME OF CONSUMERS AND THE NET REVENUE YIELDS FOR THE CRUISE BRANDS OF CCL, POC AND THE COMBINED GROUP; CONDITIONS IN THE CRUISE AND LAND-BASED VACATION INDUSTRIES, INCLUDING COMPETITION FROM OTHER CRUISE SHIP OPERATORS AND OTHER VACATION ALTERNATIVES AND INCREASES IN CAPACITY OFFERED BY CRUISE SHIP AND LAND-BASED VACATION ALTERNATIVE CAPACITIES; THE IMPACT OF OPERATING INTERNATIONALLY; THE INTERNATIONAL POLITICAL AND ECONOMIC CLIMATE, ARMED CONFLICT, TERRORIST ATTACKS AND OTHER WORLD EVENTS AND NEGATIVE MEDIA PUBLICITY AND THEIR IMPACT ON THE DEMAND FOR CRUISES; ACCIDENTS AND OTHER INCIDENTS AT SEA AFFECTING THE HEALTH, SAFETY AND SECURITY OF PASSENGERS; THE ABILITY OF CCL, POC AND THE COMBINED GROUP TO IMPLEMENT THEIR SHIPBUILDING PROGRAMS AND BRAND STRATEGIES AND TO CONTINUE TO EXPAND THEIR BUSINESSES WORLDWIDE; THE ABILITY OF CCL, POC AND THE COMBINED GROUP TO ATTRACT AND RETAIN SHIPBOARD CREW; THE ABILITY TO OBTAIN FINANCING ON TERMS THAT ARE FAVORABLE OR CONSISTENT WITH CCL'S, POC'S AND THE COMBINED GROUP'S EXPECTATIONS; THE IMPACT OF CHANGES IN OPERATING AND FINANCING COSTS, INCLUDING CHANGES IN FOREIGN CURRENCY AND INTEREST RATES AND SECURITY, FUEL, FOOD AND INSURANCE COSTS; CHANGES IN THE TAX, ENVIRONMENTAL AND OTHER REGULATORY REGIMES UNDER WHICH EACH COMPANY OPERATES; AND THE ABILITY OF A SMALL GROUP OF SHAREHOLDERS TO EFFECTIVELY CONTROL THE OUTCOME OF SHAREHOLDER VOTING.

THESE RISKS MAY NOT BE EXHAUSTIVE. CCL OPERATES IN A CONTINUALLY CHANGING BUSINESS ENVIRONMENT, AND NEW RISKS EMERGE FROM TIME TO TIME. CCL CANNOT PREDICT SUCH RISKS NOR CAN IT ASSESS THE IMPACT, IF ANY, OF SUCH RISKS ON ITS BUSINESS OR THE EXTENT TO WHICH ANY RISK, OR COMBINATION OF RISKS MAY CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE PROJECTED IN ANY FORWARD-LOOKING STATEMENTS. ACCORDINGLY, FORWARD-LOOKING STATEMENTS SHOULD NOT BE RELIED UPON AS A PREDICTION OF ACTUAL RESULTS. CCL UNDERTAKES NO OBLIGATION PUBLICLY TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CCL HAS FILED WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO POC SHAREHOLDERS) A REGISTRATION STATEMENT ON FORM S-4/PROXY STATEMENT ON SCHEDULE 14A, AS WELL AS A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. BOTH REGISTRATION STATEMENTS CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CCL PLANS TO MAIL TO SHAREHOLDERS OF POC THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO AFTER IT HAS BEEN DECLARED EFFECTIVE BY THE SEC. CARNIVAL PLANS TO MAIL THE PROXY STATEMENT AND THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THESE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, POC , THE DUAL LISTED COMPANY PROPOSAL AND RELATED MATTERS. SHAREHOLDERS SHOULD READ THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL AND PRIOR PRECONDITIONAL OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICATION OF CCL SHAREHOLDERS FOR PURPOSES OF RULE 14A-12(A)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX V TO CCL'S FILING UNDER RULE 425, DATED JANUARY 8, 2003.

TERMS USED IN THIS PRESENTATION HAVE THE SAME MEANING AS IN THE ANNOUNCEMENT DATED JANUARY 8, 2003.

THE DIRECTORS OF CCL ACCEPT RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PRESENTATION. TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE DIRECTORS OF CCL (WHO HAVE TAKEN ALL REASONABLE CARE TO ENSURE SUCH IS THE CASE), THE INFORMATION CONTAINED HEREIN FOR WHICH THEY ACCEPT RESPONSIBILITY IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE IMPORT OF SUCH INFORMATION.

MERRILL LYNCH INTERNATIONAL AND UBS WARBURG LTD., A SUBSIDIARY OF UBS AG, ARE ACTING AS JOINT FINANCIAL ADVISORS AND JOINT CORPORATE BROKERS EXCLUSIVELY TO CCL AND NO-ONE ELSE IN CONNECTION WITH THE DLC TRANSACTION AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN CCL FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS RESPECTIVELY OF MERRILL LYNCH INTERNATIONAL AND UBS WARBURG LTD. AS THE CASE MAY BE OR FOR PROVIDING ADVICE IN RELATION TO DLC TRANSACTION.

                                   [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]


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                  [GRAPHIC OMITTED - LOGO CARNIVAL CORPORATION]


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                                    CARNIVAL
                                  CORPORATION

                              SALOMON SMITH BARNEY
                               LEISURE CONFERENCE
                               FEBRUARY 19, 2003


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